TERM SHEET
OFFERING OF PREFERRED SHARES
OF
SPOTLIGHT: GIRLS (THE "COMPANY")

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The intent of this term sheet ("Term Sheet") is to describe certain key terms of an equity investment in the Company. This Term Sheet is not intended to be a binding agreement between a potential investor and the Company. This Term Sheet is qualified in its entirety by the terms of a subscription agreement with the Company regarding the subject matter herein.

The Preferred Shares shall have the following principal provisions.

Purchase Price

$5.00 per share ("Original Issue Price")

Preferred Dividends

Preferred Shareholders will be entitled to receive annual non-cumulative dividends, when, as, and if declared by the Board, out of any funds and assets of the Company legally available therefor, equal to 6% of the Original Issue Price (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like), prior and in preference to the payment of any dividend on any Common Share (other than a stock dividend that is payable in Common Shares).

Additional Preferred Dividends

In any year in which the Preferred Net Income Amount (defined as the amount derived from the following formula (the Company's net income minus $100,000) multiplied by 10%) exceeds zero, the Preferred Shareholders shall be entitled to receive, out of any funds and assets of the Company legally available therefor, non-cumulative dividends equal to such Shareholder's pro rata share of the Preferred Net Income Amount, prior and in preference to the payment of any dividend on the Common Shares (other than a stock dividend that is payable in Common Shares).

No Participation Rights

If, after full Preferred Dividends and Additional Preferred Dividends on the Preferred Shares have been paid or declared and set apart in any fiscal year of the Company, the Board may declare additional dividends out of funds legally available therefor. These additional dividends may be declared solely on the Common Shares.

Redemption

The company reserves the right to redeem any or all, or any portion of, the Preferred Shares. The Redemption Price for each share shall be the Original Issue Price plus the amount of all declared and unpaid dividends thereon.

A Preferred Shareholder is entitled to request redemption of his or her shares at a price equal to the Redemption Price.

If the Board determines that a requested redemption may impair the company's ability to operate effectively, the Board may limit, postpone, or refuse the redemption.

Liquidation Preference (in the case of dissolution or sale)

In the event of any liquidation, dissolution, or winding up of the company, the funds and assets that may be legally distributed to the company's shareholders (the "Available Funds and Assets") shall be distributed in the following manner.

1.   Each Preferred Shareholder will receive an amount per share equal to the Original Issue Price plus all declared and unpaid dividends thereon (the "Preference Amount"). If the Available Funds and Assets are insufficient to permit payment of the Preference Amount to each Preferred Shareholder, then the Available Funds and Assets will be distributed pro rata among the Preferred Shareholders according to the number of Preferred Shares held by each.

2.   If there are any Available Funds and Assets remaining after the Preferred Shareholders receive their Preference Amounts, then all such remaining Available Funds and Assets shall be distributed pro rata among the Common Shareholders according to the number of Preferred Shares held by each.

Voting Rights

Except as required by law, the Preferred Shares shall have no voting rights.